U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

_X_  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          THOMAS S. WILSON
          Smith Barney
          5 Revere Drive, Suie 500
          Northbrook IL   60062
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####
4.   Statement for Month/Year
          May 1998
5.   If Amendment, Date of Original (Month/Year)
          N/A
6.   Relationship of Reporting Person to Issuer (Mark all applicable)
     Yes   X   No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
               (a)  31,050
               (b)  180
               (c)  575
               (d)  3,833
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
               (a)  Direct
               (b)  Direct (IRA Account)
               (c)  Indirect
               (d)  Indirect
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
               (c)  Custodian for children
               (d) Remainder Interest in Trust (Reporting person shares investment control)

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Options to Purchase shares under the 1996 Stock Option Plan
2.   Conversion or Exercise Price of Derivative Security
          N/A
3.   Transaction Date (Month/Day/Year)
          N/A
4.   Transaction Code (Instruction 8)
          N/A
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):       None
     B.   Disposed of (D):         None
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
          N/A
7.   Title and Amount of Underlying Securities (Instructions 3 and 4)
     A.   Title                    Common Stock, $1.00 par value
     B.   Amount or Number of Shares
8.   Price of Derivative Security (Instruction 5)
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          17,000 shares
10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

Explanation of Responses:
     Mr. Wilson's term as a Director of Electrosource expired with the Annual Meeting of Shareholder's of Electrosource, Inc., held May 22, 1998; due to business reasons he did not choose to stand for reelection.

     /s/
Thomas S. Wilson
Date:  September 16, 1998